FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment
Company Act of 1940

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1. Name and Address of Reporting Person* Smith, III Howard B.	2. Issuer Name and Tickler or Trading Symbol CNB Corporation Security File No. 2-96350					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 1305 Cherokee Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month//Day/Year December 23, 2002
(Street) Conway, SC 29527		5. If Amendment, Date of Original (Month/Day/Year)				7. Individual or Joint/Group Filing(Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock	1-for-1	12/19/2002		A		51		(1)	(1)	Common Stock 1	51	116.00	246 (2)	D

Explanation of Responses:
(1) The phantom stock units were accrued under the Director Phantom Stock Deferral Agreement and are to be settled 100% in cash. The units vest upon termination of Board service in the case of retirement or disability, upon death in the event of death, or upon a change of control in the event of a change of control. Benefits are payable at various times after vesting depending upon whether there was a termination of Board service as a result of retire- ment, death or disability or there was a change of control.

 (2) Includes accrual of cash dividends.

	Howard B. Smith, III **Signature of Reporting Person	December 23, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure